UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                                 THINKPATH INC.
       ------------------------------------------------------------------
                                (Name of Issuer)




                      COMMON STOCK, NO PAR VALUE PER SHARE
       ------------------------------------------------------------------
                         (Title of Class of Securities)



                                   884099102
                                 --------------
                                 (CUSIP Number)


      Mark Young, 204 Pandora Crescent, Kitchener, Ontario, Canada N2H 3E6
  ----------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 21, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



        If the filing person has previously filed a statement on Schedule
           13G to report the acquisition which is the subject of this
            Schedule 13D, and is filing this schedule because of Rule
                 13d-1(b)(3) or (4), check the following box o.


Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).




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                                  SCHEDULE 13D


CUSIP No.  884099102
           ----------



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Mark Young;   Not applicable
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [ ]
                                                                  (b)  [x]
3         SEC USE ONLY

4         SOURCE OF FUNDS

                    No funds were expended by the reporting person.

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [  ]

                           Not Applicable

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                       Canada


Number of                   7     SOLE VOTING POWER
Shares Owned
By Each                           2,250,000
Reporting
Person With                 --------------------------------
                            8     SHARED VOTING POWER
                                  Not applicable
                            --------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  2,250,000
                            --------------------------------
                            10    SHARED DISPOSITIVE POWER
                                  Not applicable


11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       2,250,000

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES
                       [   ]

13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        7.6%

14          TYPE OF REPORTING PERSON
                        IN




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Item 1.    SECURITY AND ISSUER.
           -------------------

           This statement on Schedule 13D (the "Statement") relates to the common stock, no par value per share, of Thinkpath Inc., a Ontario corporation, with its principal executive offices at 55 University Avenue, Suite 400, Toronto, Ontario, Canada M5J 2H7.

Item 2.    IDENTITY AND BACKGROUND.
           -----------------------
           This Statement is being filed by Mark Young, whose address is 204 Pandora Crescent, Kitchener, Ontario, Canada N2H 3E6. During the last five years Mr. Young has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Mr. Young is a citizen of the Canada.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

           Mark Young was issued 2,250,000 shares by Thinkpath Inc. on June 21, 2002 in consideration of consulting services to be rendered pursuant to a consulting agreement by and among Mr. Young and Thinkpath.

Item 4.    PURPOSE OF TRANSACTION.
           ----------------------
           Please see Item 3.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

           Other than with respect to the 2,250,000 shares of common stock that were issued on June 21, 2002, the Date of the Event which required the filing of this Statement, Mr. Young did not own any shares of common stock of Thinkpath Inc. Mr. Young's current ownership of Thinkpath Inc. securities represents approximately 7.6% of the issued and outstanding shares of Thinkpath Inc. common stock.

           Mr. Young has sole power to vote and dispose of each of the 2,250,000 shares of Thinkpath Inc. common stock beneficially owned by him. Mr. Young did not engage in any transactions involving the securities of Thinkpath Inc. in the sixty days prior to the date of this filing.

Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
           --------------------------------------------------------------
           RESPECT TO SECURITIES OF THE ISSUER.
           -----------------------------------
           See Item 3.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------
           Attached hereto, the Consulting Agreement between Mark Young and Thinkpath Inc. dated June 24, 2002.






                                       2
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                                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: June 28, 2002

                                                  /S/ MARK YOUNG
                                              -------------------------------
                                                      Mark Young




















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